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                              July 8, 2020

       Samuel D. Bush
       Chief Financial Officer
       Saga Communications, Inc.
       73 Kercheval Avenue
       Grosse Pointe Farms, Michigan 48236

                                                        Re: Saga
Communications, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 13,
2020
                                                            File No. 001-11588

       Dear Mr. Bush:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Note 1. Summary of Significant Accounting Policies
       Nature of Business, page 54

   1. We note in your disclosure that after the sale of your television stations, you now have one reportable segment. We
further note on page 33 that your top five radio markets provide
                                                        43% of total revenues
and 45% of total operating income. Please identify your
                                                        operating segments and
tell us how they were determined. Refer to the guidance in ASC
                                                        280-10-50-1 through 9.
Please also provide the disclosures required by ASC 280-10-50-
                                                        21. This should include
a discussion of your internal structure, how you are organized, and whether operating
segments have been aggregated.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Samuel D. Bush
Saga Communications, Inc.
July 8, 2020
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameSamuel D. Bush                         Sincerely,
Comapany NameSaga Communications, Inc.
                                                         Division of
Corporation Finance
July 8, 2020 Page 2                                      Office of Technology
FirstName LastName